UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

VIDEOCON D2H TO REPORT Q3FY17 RESULTS ON JANUARY 30, 2017

Mumbai, January 24, 2017– Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) will report its results for the quarter ended December 31, 2016 on Monday, January 30, 2017 after the US market close. Videocon d2h will file its results with the SEC on form 6-K, which, along with an updated corporate presentation, will be available on the company’s website – ir.videocond2h.com – and at www.sec.gov.

Saurabh Dhoot, Executive Chairman of Videocon d2h, along with senior management, will host two conference calls on Tuesday, January 31, 2017 to discuss the results.

The following will represent Videocon d2h on the calls:

Saurabh Dhoot – Executive Chairman

Anil Khera – Chief Executive Officer

Rohit Jain – Deputy Chief Executive Officer

Avanti Kanthaliya – Chief Financial Officer

Nupur Agarwal – Head, Investor Relations

Call time and details are as under:

	Call #1	Call #2
Date	Tuesday, January 31, 2017	Tuesday, January 31, 2017

Time	11:00 AM India time	07:30 PM India time
	01:30 PM HK time	10:00 PM HK time
	05:30 AM UK time	02:00 PM UK time
	12.30 AM NYC time	09:00 AM NYC time

Dial in details
India	+91 22 3960 0752 / 1 800 120 1221	+91 22 3960 0752 / 1 800 120 1221
Hong Kong	800 964 448 / +852 3018 6877	800 964 448 / +852 3018 6877
Singapore	800 101 2045 / +65 3157 5746	800 101 2045 / +65 3157 5746
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
India	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
USA	1 855 4360 715 / 1 863 9490 105	1 855 4360 715 / 1 863 9490 105
Playback ID	76076	03597

Note to Editors: About Videocon d2h

Videocon d2h, a pioneer amongst the DTH service providers in India, has been India’s fastest growing DTH Service for the past four years. It launched its services in 2009 and went pan India by 2010. It garnered a gross subscriber base of 16.9 million, as of September 30, 2016. Videocon d2h is the first Indian media company to be listed on NASDAQ. Videocon d2h has prided itself in presenting its subscribers with a robust line-up of 600+ channels and services, including 60 HD channels & services and a host of regional channels. Videocon d2h is launching HD Smart Connect Set top Box (Connected Set top box) which converts your existing normal TV into a Smart TV. The Smart services of Videocon d2h a value-added bouquet of learning activities and games are available on subscription basis like Smart cooking, Smart English etc. The value added services offered by Videocon d2h are: d2h Cinema HD, d2h Hollywood HD, d2h Darshan, d2h Sajda, d2h music, d2h spice, d2h movies, d2h movies classic, d2h kids, d2h rhymes, d2h rangilu and d2h mauja.

Forward-looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Investor relations contact:

Nupur Agarwal

Email: nupur.agarwal@d2h.com

Phone: +91-22-4255-5000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 24, 2017

Videocon d2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman